Mascota Resources Corp.

PO Box 64, Calle Caolumbia 1014

Colonia 5 de Diciembre

Puerto Vallarta, Cp48351

Jalisco, Mexico

October 8, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  James Lopez

Re:	Mascota Resources Corp.
Registration Statement on Form S-1
Filed July 31, 2013
File No. 333-190265

Dear Mr. Lopez:

I write on behalf of Mascota Resources Corp., (the “Company”) in response to Staff’s letter of September 27, 2013, by John Reynolds,  Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed July 31, 2013, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

COVER PAGE

1.

WE NOTE YOUR RESPONSE TO COMMENT 4 OF OUR LETTER DATED AUGUST 27, 2013 AND WE REISSUE THE COMMENT IN PART. WE NOTE THE STATEMENT THAT IF LESS THAN THE MAXIMUM PROCEEDS ($14,250) ARE AVAILABLE TO YOU, YOUR PLANNED EXPLORATION AND PROSPECTS COULD BE ADVERSELY AFFECTED. PLEASE DELETE THIS STATEMENT HERE, AND ON PAGES 7 AND 14.

In response to this comment, the Company deleted this statement from the places indicated.

SUMMARY, PAGE 1

2.

 IF MS. PONCE IS UNDER NO LEGAL OBLIGATION TO PROVIDE FUNDING, PLEASE DELETE DESCRIPTIONS OF HER BEING “COMMITTED TO FUND” AND STATE THAT SHE IS UNDER NO LEGAL OBLIGATION TO PROVIDE FUNDING.

In response to this comment, the Company has changed this language to read as follows:

“Our sole officer and Director, Ms. Ponce, has offered to fund our basic legal and accounting compliance expenses through additional infusions of equity or debt capital on an as-needed basis, although she is under no legal obligation to provide funding.  This offer is not the subject of a formal written agreement with us, and there are no specific limits as to time or dollar amount.”

DILUTION, PAGE 12

3.

 WE REVIEWED YOUR RESPONSE TO OUR PRIOR COMMENT 13. YOUR REVISED DISCLOSURE DOES NOT FULLY ADDRESS OUR COMMENT. FOR EACH OF THE SCENARIOS PROVIDED IN THIS SECTION, PLEASE REVISE TO PROVIDE THE FOLLOWING INFORMATION FOR YOUR INVESTORS:

•

DISCLOSE THE INCREASE IN THE NET TANGIBLE BOOK VALUE PER SHARE AS A RESULT OF THIS OFFERING (I.E. THE INCREASE BETWEEN THE NET TANGIBLE BOOK VALUE PER SHARE BEFORE THE OFFERING AND THE PRO FORMA NET TANGIBLE BOOK VALUE PER SHARE AFTER THE OFFERING) AS REQUIRED BY ITEM 506(B) OF REGULATION S-K.

•

DISCLOSE THE AMOUNT OF IMMEDIATE DILUTION FROM THE PUBLIC OFFERING PRICE THAT WILL BE ABSORBED BY THE INVESTORS IN THIS OFFERING (I.E. THE DIFFERENCE BETWEEN THE INITIAL OFFERING PRICE PER SHARE AND THE PRO FORMA NET TANGIBLE BOOK VALUE PER SHARE) AS REQUIRED BY ITEM 506(C) OF REGULATION S-K.

In response to this comment, the Company has included new tables with the required information.

4.

WE NOTE THE COLUMN IN THE CHART LABELED “INITIAL NET TANGIBLE VALUE (NTV)” APPEARS TO BE YOUR “INITIAL PUBLIC OFFERING PRICE PER SHARE”. PLEASE REVISE.

In response to this comment, the Company has included revised tables.

5.

WE NOTE THE COLUMN IN THE CHART LABELED “RE-CALCULATED NTV” APPEARS TO BE YOUR “PROFORMA NET TANGIBLE BOOK VALUE PER SHARE AFTER OFFERING”. PLEASE REVISE.

In response to this comment, the Company has included revised tables.

DESCRIPTION OF BUSINESS, PAGE 17

PRINCIPAL PLACE OF BUSINESS, PAGE 17

6.

WE NOTE YOUR RESPONSE TO COMMENT 14. PLEASE REVISE TO STATE, IF TRUE, THAT MS. PONCE DOES NOT ANTICIPATE VISITING THE PROPERTY, AND DESCRIBE HOW SHE PLANS TO MANAGE THE CANADIAN ACTIVITIES FROM MEXICO.

In response to this comment, the Company has added the following additional disclosure to this section:

“Should our consulting geologist recommend commencing with Phase II of our mineral exploration program, Ms. Ponce plans on visiting our mineral claim.”

In addition, the final sentence of this section was revised to read as follows:

“As the majority of our operations will be conducted in Canada, we have a written agreement with a Canadian  services firm to provide us with day-to-day administrative services.”

7.

 IN CONNECTION WITH PRIOR COMMENTS 14 AND 15, PLEASE ALSO REVISE TO ADDRESS WHETHER THE GEOLOGICAL CONSULTANT WILL CONDUCT MULTIPLE FIELD VISITS AND THE APPROXIMATE COSTS OF SUCH VISITS, WHICH DO NOT APPEAR TO BE INCLUDED IN THE TABLE ON PAGE 19. PLEASE REVISE TO ADDRESS WHETHER MS. PONCE, THE GEOLOGICAL CONSULTANT OR OTHER PERSONS WILL SUPERVISE THE “CREW MOBILIZATION,” “CAMP AND TECHNICAL SUPPORT” AND OTHER FIELD WORK NECESSARY TO COMPLETE PHASE I. IF SUPERVISION IS ANTICIPATED TO BE DONE FROM A DISTANCE, PLEASE REVISE TO ADDRESS RISKS ASSOCIATED WITH NOT BEING ON LOCATION.

In response to this comment, the Company has clarified the third paragraph of this section to read as follows:

“Our geological consulting firm is well experienced in the mineral exploration business. They have agreed to provide all of the mineral exploration services which we will require to complete Phase I or our mineral exploration program. These services include the supervision of the Phase 1 field work, the mobilization of our geological consulting firm’s field crew to our mineral claim, and camp and technical support such as radio and telephone communication from our mineral claim. The president of our geological consultants frim, Mr. Carl von Einsiedel will visit our mineral claim and supervise our Phase I mineral exploration program. Depending upon the findings of that program further visits to the site may be warranted.”

Please note that the “engineering and supervision” portion of the Phase I and Phase II budgets provided includes the cost of having our consulting geologist on site to perform and oversee the work described.

IN GENERAL, PAGE 18

8.

WE NOTE YOUR DISCLOSURE REGARDING PROVEN, POSSIBLE, AND IMPLIED RESERVES. PLEASE NOTE THAT ONLY PROVEN OR PROBABLE RESERVES MAY BE DISCLOSED IN FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE INSTRUCTIONS TO PARAGRAPH (B)(5) OF INDUSTRY GUIDE 7. ADDITIONALLY, ECONOMIC FEASIBILITY MUST BE DETERMINED PRIOR TO THE DECLARATION OF A MINERAL RESERVE. PLEASE REVISE TO CLARIFY.

In response to this comment, the Company has revised this disclosure to read as follows:

“We have no proven, possible and implied reserves on our mineral claim. Depending upon the outcome of our mineral exploration programs, an economic feasibility study would be undertaken to determine proven, possible and implied reserves prior to making any production decisions. We could expend many millions of dollars on exploration activities prior to determining if a feasibility study is warranted or not.”

9.

WE NOTE YOUR RESPONSE TO COMMENT 17. PLEASE REVISE THE DISCLOSURE TO EXPLAIN HOW YOU WILL FUND THE $15,000 PER YEAR FEE TO MAINTAIN THE CLAIM IN GOOD STANDING GIVEN THAT THE MAXIMUM YOU CAN RAISE IN THIS OFFERING IS $14,250.

Please note that the annual fee described would be due only if the amount expended on exploration of the claim did exceed the amount of the fee. The Company’s business plan includes making such exploration expenditures and the Company therefore does not expect to pay an annual fee in addition to its planned exploration expenditures. In response to this comment, the Company has therefore clarified this disclosure to read as follows:

“Our claim will remain in good standing until after the commencement of our Phase I exploration program in 2014. The expenditure of $15,000 on that program shall extend the good standing date by one year. The minimum amount of exploration expenditure required to keep the mineral claim in good standing is either the payment of $15,000 annually to the Province of Saskatchewan for the first eight years or incurring at least $15,000 of exploration work on our claim each year for the first eight years.. Amounts expended over $15,000 per year in the first eight years shall count as a credit for expenditures required in subsequent years.”

MANAGEMENT DISCUSSION AND ANALYSIS, PAGE 30

10.

PLEASE REVISE TO ADDRESS THE PART OF PRIOR COMMENT 23 REGARDING MS. PONCE’S RELEVANT EXPERIENCE AND PLANS TO OBTAIN FUNDING FOR THE STARTUP OPERATION.

In response to this comment, the Company has clarified and expanded its disclosures on those subjects to read as follows:

“Our sole officer and director currently devotes only 5 to 10 hours per week to our business. Should the results of our exploration programs warrant it, she will devote more time to our company  in order to visit our mineral claim, and to devote additional time to arrange for financings either personally or through arrangements with outside financial consultants. We currently do not have an arrangement with a financial consultant and Ms. Ponce does not have significant personal experience in raising capital.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 35

11. WE NOTE YOUR REVISED DISCLOSURE ON PAGE 36. PLEASE ADVISE US WHY YOU BELIEVE MS. PONCE IS NOT A PROMOTER.

In response to this comment, the Company has revised this disclosure to read as follows:

“Ms. Ponce, as described herein, has taken the initiative in founding and organizing our business.  As such, she is a “promoter” within the definition provided by Rule 405 under the Securities Act of 1933. There are no other promoters of our company.”

EXHIBITS

12. PLEASE ATTACH THE AGREEMENT WITH CARL VON EINSIEDEL, OR HIS FIRM, RAM EXPLORATIONS LTD., AS AN EXHIBIT. SEE ITEM 601(B)(10) OF REGULATION S-K.

In response to this comment, the Company has included this agreement as Exhibit 10.7 to the Registration Statement.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Maria Ponce

Maria Ponce

Enclosure (Acknowledgment by the Company)

Mascota Resources Corp.

PO Box 64, Calle Caolumbia 1014

Colonia 5 de Diciembre

Puerto Vallarta, Cp48351

Jalisco, Mexico

Via EDGAR

October 8, 2013

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  James Lopez

Re:	Mascota Resources Corp.
Registration Statement on Form S-1
Filed July 31, 2013
File No. 333-190265

Dear Mr. Lopez:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated September 27, 2013 by John Reynolds, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mascota Resources Corp.

/s/ Maria Ponce

By: Maria Ponce

Chief Executive Officer

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